Registration No. 0-27563

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SARATOGA RESOURCES, INC.

(Name of small business issuer in its charter)

Texas	76-0314489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2304 Hancock Drive, Suite 5

Austin, Texas 78756

(Address of principal executive office)(Zip Code)

 Issuer's telephone number:

(512) 478-5717

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of class)

TABLE OF CONTENTS

Page

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

3

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN

OF OPERATIONS

8

ITEM 3.

DESCRIPTION OF PROPERTY

11

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

11

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

PERSONS

12

ITEM 6.

EXECUTIVE COMPENSATION

12

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

13

ITEM 8.

DESCRIPTION OF SECURITIES

13

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S

COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

14

ITEM 2.

LEGAL PROCEEDINGS

15

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

15

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

16

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

16

PART F/S

FINANCIAL STATEMENTS

16

PART III.

INDEX TO EXHIBITS

17

EXPLANATORY NOTE

This Amendment to Form 10-SB is filed to address certain comments of the Securities and Exchange Commission relating to the preceding amendment to the Form 10-SB filed in 2000.  With the exception of the financial statements included herewith, all information appearing herein is as of the most recent practicable date and outdated information has been deleted.  Financial statements included herewith are for periods required at the time the Form 10-SB originally went effective.

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

General

Saratoga Resources, Inc. is an oil and gas exploration and production company.  Since the 1996 sale of a majority of the Company’s oil and gas producing properties, the Company’s operations have been limited to ownership of a participation interest in a single oil property and pursuit of various potential business opportunities, both within and outside of the oil and gas industry.

History and Development of the Company

The Company was incorporated in Texas on July 25, 1990 under the name Saratoga Resources, Inc. In 1993, the Company became a wholly-owned subsidiary of Saratoga Resources, Inc., a Delaware corporation (“Saratoga Delaware”).

In May 1994, the Company acquired 57.15% of the outstanding Common Stock of Lobo Energy, Inc., a Texas corporation (“LEI”), for $6,000,375.  In conjunction with the acquisition of a controlling interest in LEI, and to finance the purchase price, the Company entered into a credit agreement and related documents (the “Initial Credit Agreement”) with Internationale Nederlanden (U.S.) Capital Corporation (“ING”).  Proceeds from the ING credit facility were used to (i) finance acquisition of the LEI stock, (ii) pay off LEI’s lenders at the time of the acquisition, (iii) retire all credit facilities at BankOne, (iv) develop existing oil and gas properties, and (v) provide general working capital.

In March 1995, the Company acquired the remaining 42.85% of the Common Stock of LEI from Peter Pickup for $5,401,000, after which the Company owned 100% of the stock of LEI.  In conjunction with the acquisition of the remaining shares of LEI, the Company and ING entered into a new credit agreement (the “Amended Credit Agreement”) to refinance the existing debt to ING under the Initial Credit Agreement, to purchase the remaining LEI Common Stock and to provide additional money for acquisition of oil and gas properties.

In May 1996, the Company entered into an agreement (the “ING-P/Energy Agreement”) by and among Saratoga Delaware, the Company, Lobo Operating, Inc. (“LOI”), LEI, Thomas F. Cooke (“Cooke”), Joseph T. Kaminski (“Kaminski”), Randall F. Dryer (“Dryer”) (the Company, Saratoga Delaware, LOI, LEI, and their subsidiaries, Cooke, Kaminski and Dryer sometimes referred to herein as the “Saratoga Parties”), Prime Energy Corporation (“P/Energy”) and ING.

The ING-P/Energy Agreement provided for a sale of virtually all of the assets (the “Interests”) of the Company, LOI and LEI (the “Saratoga Entities”) to ING pursuant to ING's rights under the Amended Credit Agreement and the simultaneous sale of the Interests to P/Energy for cash consideration of $7,180,000 and additional consideration as provided in the agreement. The cash proceeds from the sale were applied to the settlement of outstanding vendor debt and other related liabilities of the Saratoga Entities, Saratoga Delaware and their direct and indirect subsidiaries, and $1,500,000 was paid to Saratoga Delaware.

Following the 1996 sale of substantially all of its oil and gas properties under the ING-P/Energy Agreement, the Company began pursuing various potential business opportunities both within and outside of the oil and gas industry.

In April 1999, the Company entered into an agreement with DBX Geophysical Corporation whereby, during the term of the agreement (which was for a minimum period of 12 months and thereafter dependent on the term of any leasehold interest acquired), the Company had the exclusive right to acquire a license to data and the exclusive right to acquire all leasehold interests and any other interest in oil, gas, and other mineral, or the revenues arising there from which were attributable to lands located within an identified area in Dawson County, Texas (collectively, the “DBX Data”).  Pursuant to the terms of the agreement with DBX, as consideration for the DBX Data, the Company agreed (1) to grant to DBX a 3% overriding royalty in any leasehold acquired in the Adcock Farms prospect and (2) to pay to DBX $100,000, payable (a) $25,000 upon commencement of drilling operations of the first prospect, (b) $25,000 as a production payment out of a 25% working interest in the first well, (c) $25,000 upon commencement of drilling operations on a second well, and (d) $25,000 as a production payment out of a 25% working interest in the second well.  In the event that the required production payments are not made in full from the referenced wells, such deficiency will be payable out of a 25% working interest in all other wells drilled within the area of interest.

In March 1999, the Company entered into a one year consulting agreement with Trek Oil and Gas, Inc. (“Trek”), an independent oil and gas exploration company, to utilize the Company’s seismic and well log data for the identification of oil and gas exploration and development prospects in the Louisiana gulf coast region. Under this agreement, Trek provided advisory services related to interpretation of seismic data and received compensation for its expertise in the form of a working interest and/or royalties of up to 33% generated from identified prospects.

In June 1999, the Company entered into an agreement, with an unspecified term, with Ivy Oil Company LLC (“Ivy”) and Trek (Trek together with Ivy, the “Dawson County Operators”) by which the Company supplied the DBX Data to the Dawson County Operators and received in return a one third interest in the development of certain prospects in Dawson County, Texas (the “Dawson Prospects Agreement”). As a result of the work performed under the Dawson Prospects Agreement, the Dawson County Operators acquired mineral leases covering 80 net acres underlying the identified area in the DBX Data, acquired equipment, including service equipment, down-hole equipment and a cased well bore to the depth of 12,000 feet and replaced the down-hole pump and several sections of rods on the existing well (the “Adcock Farms No. 1”) on the property and put the well back into production.

Throughout 1999, the Company retained other consultants for the purpose of evaluating mineral lease acquisitions in Houston County, Texas, and production purchases in the Los Angeles basin.  No mineral lease acquisitions or production purchases were consummated as a result of those efforts.

In August 1999, Saratoga Delaware, then the parent of the Company, closed merger agreements with each of PrimeVision Health, Inc., a Delaware corporation (“Prime”), a vertically integrated vision services company, and OptiCare Eye Health Centers, Inc., a Connecticut corporation (“OptiCare”), a provider of consulting, administrative and other support services to ophthalmology and optometry eye care centers located in Connecticut. Pursuant to the merger agreements, Saratoga Delaware acquired Prime and OptiCare in an all-stock transaction by issuance to the shareholders of OptiCare and Prime shares of Saratoga Delaware Common Stock constituting 97.5% of the outstanding Common Stock of Saratoga Delaware (the “Eye Care Acquisition”).

In conjunction with the Eye Care Acquisition, in August 1999, the Company was spun off by Saratoga Delaware to continue its prior business operations.  In the spin-off, Saratoga Delaware, which was then the 100% owning parent entity of the Company, made an in-kind distribution of all of the Company’s issued and outstanding stock to the shareholders of Saratoga Delaware as of August 9, 1999. The distribution was made on the basis of one share of the Company’s common stock, for each share of Saratoga Delaware stock held. As a result of the spin-off 3,465,292 shares of the Company's common stock were distributed to 1,363 shareholders.  In conjunction with the spin-off and the Eye Care Acquisition, Saratoga Delaware distributed to the Company 100% of the outstanding shares of LOI and LEI as well as 9% of the outstanding shares of Saratoga Holdings I, Inc. (“Holdings”).

In January 2001, the Company and Ivy acquired the interests of Trek in the Dawson Prospects Agreement, including the Adcock Farms No. 1, bringing their interests therein to 50% each.  The Company paid $6,028 as consideration for the interest of Trek.

In April 2002, Holdings entered into a Share Exchange Agreement pursuant to which Holdings acquired Agence 21, Inc. and resulting in Agence 21 becoming a subsidiary of Holdings and Holdings changing its name to A21, Inc.

Oil and Gas Operations and Properties

Since May 1999, our operations have been limited to ownership of a participation interest in a single oil and gas property in Dawson County, Texas.

As of September 30, 2005, we had no plans to acquire additional oil and gas interests or to conduct any other oil and gas operations other than the continued operation of our existing property.

Our sole oil and gas property interest as of September 30, 2005 consisted of a contractual right to participate in 50% of the profits and losses in an 80-acre tract known as the Adcock Farms Prospect, including the Adcock Farms No. 1 well, in Dawson County, Texas.  Under the contractual participation interest, we receive our proportionate interest in revenues from the Adcock Farms prospect and bear a proportionate share of operating costs.

The Adcock Farms No. 1 well was drilled on the Adcock Farms Project in September 1993.  The Adcock Farms No. 1 well tested the Fusselman and Mississippian formations to a depth of 12,000 feet.  The Adcock Farms No. 1 well was successfully completed in October 1993 and commenced production as an oil well.  We presently have no plans with respect to drilling additional wells on the Adcock Farms Prospect.

Marketing

At September 30, 2005, we had no contractual agreements to sell our gas and oil production and all production was sold on spot markets.

Risks Related to Our Oil and Gas Operations

Operational Hazards and Insurance. Our oil and gas activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties.  A variety of factors, both geological and market related can cause a well to become uneconomical or only marginally profitable.  Our business involves a variety of operating risks which may adversely affect our profitability, including:

- fires;

- explosions;

- blow-outs and surface cratering;

- uncontrollable flows of oil, natural gas, and formation water;

- natural disasters, such as hurricanes and other adverse weather conditions;

- pipe, cement, or pipeline failures;

- casing collapses;

- embedded oil field drilling and service tools;

- abnormally pressured formations; and

- environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

In accordance with industry practice, our insurance protects us against some, but not all, operational risks.  Further, we do not carry business interruption insurance.  As pollution and environmental risks generally are not fully insurable, our insurance may be inadequate to cover any losses or exposure for such liability.

Volatility of Oil and Gas Prices. As our sole source of revenue is our interest in a single producing well, our revenue and profitability are substantially dependent upon the prevailing prices of, and demand for, natural gas, oil, and condensate.  Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of, and demand for, oil and gas, market uncertainty and a variety of additional factors that are beyond our control.  Among the factors that can cause the volatility of oil and gas prices are:

- worldwide or regional demand for energy, which is affected by economic conditions;

- the domestic and foreign supply of natural gas and oil;

- weather conditions;

- domestic and foreign governmental regulations;

- political conditions in natural gas and oil producing regions;

- the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

- the price and availability of other fuels.

Competition

Competition in the oil and gas industry is intense.  While the Company’s activities are currently limited to its interest in a single well, should the Company seek to expand its oil and gas activities, it will compete with major and other independent oil and gas companies with respect to the acquisition of producing properties and proved undeveloped acreage.  Existing competitors actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop the properties.  Many of those competitors have significant financial resources and exploration and development budgets.  The Company presently has no financial resources that would allow it to compete in that market.  Our ability to acquire additional properties and develop new and existing properties in the future will depend on our capability to secure financing to support those efforts and our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Governmental Regulation

Our business and the oil and gas industry in general are subject to extensive laws and regulations, including environmental laws and regulations.  As such, we may be required to make large expenditures to comply with environmental and other governmental regulations.  State and federal regulations, including those enforced by the Texas Railroad Commission as the primary regulator of the oil and gas industry in the State of Texas, are generally intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir and control contamination of the environment. Matters subject to regulation in the State of Texas include:

- location and density of wells;

- the handling of drilling fluids and obtaining discharge permits for drilling operations;

- accounting for and payment of royalties on production from state, federal and Indian lands;

- bonds for ownership, development and production of natural gas and oil properties;

- transportation of natural gas and oil by pipelines;

- operation of wells and reports concerning operations; and

- taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages.  Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties.  Moreover, these laws and regulations could change in ways that substantially increase our operating costs.

Natural gas operations are subject to various types of regulation at the federal, state and local levels.  Prior to commencing drilling activities for a well, we are required to procure permits and/or approvals for the various stages of the drilling process from the applicable state and local agencies. Permits and approvals include those for the drilling of wells, and regulations including maintaining bonding requirements in order to drill or operate wells and the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, the plugging and abandoning of wells, and the disposal of fluids used in connection with operations.

Our operations are also subject to various conservation laws and regulations.  These include the regulation of the size of drilling and spacing units and the density of wells, which may be drilled and the unitization or pooling of natural gas properties.  In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases.  In areas where pooling is voluntary, it may be more difficult to form units, and therefore, more difficult to develop a project if the operator owns less than 100 percent of the leasehold.

Regulation of Sales and Transportation of Natural Gas.  Historically, the transportation and resale of natural gas in interstate commerce have been regulated by the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and the regulations promulgated by the Federal Energy Regulatory Commission.  Maximum selling prices of some categories of natural gas sold in "first sales," whether sold in interstate or intrastate commerce, were regulated under the NGPA.  The Natural Gas Well Head Decontrol Act removed, as of January 1, 1993, all remaining federal price controls from natural gas sold in "first sales" on or after that date. FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.  While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at market prices, Congress could reenact price controls in the future.

Sales of natural gas are affected by the availability, terms and cost of transportation.  The price and terms for access to pipeline transportation are subject to extensive regulation.  In recent years, FERC has undertaken various initiatives to increase competition within the natural gas industry.  As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers.  The most significant provisions of Order No. 636 require that interstate pipelines provide transportation separate or "unbundled" from their sales service, and require that pipelines make available firm and interruptible transportation service on an open access basis that is equal for all natural gas suppliers.

In many instances, the result of Order No. 636 and related initiatives has been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.  Another effect of regulatory restructuring is the greater transportation access available on interstate pipelines.  In some cases, producers and marketers have benefited from this availability.  However, competition among suppliers has greatly increased and traditional long-term producer pipeline contracts are rare.  Furthermore, gathering facilities of interstate pipelines are no longer regulated by FERC, thus allowing gatherers to charge higher gathering rates.

Environmental Regulations.  Our operations are subject to additional laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.  Public interest in the protection of the environment has increased dramatically in recent years.  It appears that the trend of more expansive and stricter environmental legislation and regulations will continue.

We generate wastes that may be subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, which have limited the approved methods of disposal for some hazardous wastes. Additional wastes may be designated as "hazardous wastes" in the future, and therefore become subject to more rigorous and costly operating and disposal requirements.  Although management believes that we utilize good operating and waste disposal practices, prior owners and operators of our properties may not have done so, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under locations where wastes have been taken for disposal.  These properties and the wastes disposed on the properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous state laws, which require the removal and remediation of previously disposed wastes, including waste disposed of or released by prior owners or operators.

CERCLA and similar state laws impose liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for release of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Employees

As of September 30, 2005, we had one full-time employee and no part time employees.  The employee is not covered by a collective bargaining agreement, and we do not anticipate that any of our future employees will be covered by such agreement.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

General

Saratoga Resources, Inc. is an oil and gas exploration and production company.  Since the 1996 sale of a majority of the Company’s oil and gas producing properties pursuant to the ING-P/Energy Agreement (see “Part I. Item 1.  Description of Business – History and Development of the Company”), the Company’s operations have been limited to ownership of a participation interest in a single oil property and pursuit of various potential business opportunities, both within and outside of the oil and gas industry.

Overview of Operations

Our operations, and our operating results, are a continuation of the operations previously conducted by our prior parent company, Saratoga Delaware.  From 1999 to 2004 our operations were exclusively devoted to our ownership of a participation interest in a single oil well, the Adcock Farms No. 1, and efforts relating acquisitions of business opportunities, both within and outside the oil and gas industry.

Our interest in the Adcock Farms No. 1 are reflected on our financial statements as gain or loss from participation agreement.  The gain or loss reported reflect the excess of our allocable portion of revenues over expenses or expenses over revenues, as appropriate.  The gain or loss from the participation agreement is a function of production volumes from the well, our interest in the well and the market prices of production sold as well as costs incurred in operating the well.

Critical Accounting Policies

The following describes the critical accounting policies used in reporting our financial condition and results of operations.  In some cases, accounting standards allow more than one alternative accounting method for reporting, such is the case with accounting for oil and gas activities described below.  In those cases, our reported results of operations would be different should we employ an alternative accounting method.

Revenue Recognition.

The Company recognizes revenues from its participating interest in the profits and losses of the Adcock Farm prospect in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 69 – Disclosures About Oil and Gas Producing Activities.  As of December 31, 2004, the Company had no capitalized or equity interest in, and had not realized significant net royalties with respect to the participating interest in the profits and losses of the Adcock Farm prospect.  Due to the lack of significant revenue generation and the excessive cost involved in reporting the associated activities, disclosure required by SFAS No. 69 is neither relevant nor reliable and has been excluded from the Company’s financial statements.

Marketable Securities

Marketable securities are classified as available-for-sale and, at December 31, 2004, were available to support current operations or to take advantage of other investment opportunities.  The securities were stated at estimated fair value based upon market quotes.  Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included as a separate component of stockholders’ equity.  Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in Other Income.  The cost of securities sold is based on the specific identification method and interest earned is included in Interest Income.  Certain marketable securities held at December 31, 2004 were pledged as security for a debt of Saratoga Delaware.

Impairment of Long-Lived Assets

We review all long-lived assets on a regular basis to determine if there has been impairment in the value of those assets.  If, upon review, it is determined that the carrying value of those assets may not be recoverable, we will record a charge to earnings and reduce the value of the asset on the balance sheet to the amount determined to be recoverable.

For purposes of evaluating recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows of the individual assets and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual properties compared to the related carrying value.  If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each asset with its fair value.  Fair value is generally based on a discounted cash flow analysis.

Based on our review of our present operating properties and other long-lived assets, during the fiscal year ended December 31, 2004, we recorded no impairments of our long-lived assets.

Results of Operations – Year Ended December 31, 1998 and Nine Months Ended September 30, 1999

Prior to the closing of the Eye Care Acquisition in August 1999, the Company was one of four direct, wholly-owned subsidiaries of the Predecessor. The four subsidiaries were the Company, LOI, LEI and Saratoga Holdings I, Inc., a Texas Corporation  ("Holdings").  Concurrent with or immediately prior to the closing of the Eye Care Acquisition, the Predecessor (i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company;  (ii) spun off the stock of the Company to the shareholders of the Predecessor; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of the Predecessor; those shares in Holdings which were not spun off were  transferred to the  Company.  As the Predecessor was a holding company, the Eye Care Acquisition had no effect on the daily operations of such business. Furthermore, as a result of the Eye Care Acquisition, the Company became the successor of the Predecessor.  Accordingly, the consolidated financial condition and history of the Company is essentially the same as that of the Predecessor, except for (y) the spin-off of Holdings and (z) the requirement that the Predecessor, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash  (negotiated down from an original amount of $150,000), with no other assets or liabilities.  Because the Predecessor did not have the needed cash to meet this requirement, the Company distributed a note in the amount of $130,000 prior to the Eye Care Acquisition.

Revenues.  Total revenues for fiscal 1998 were $37,815, as compared to $344,222 for fiscal 1997.  In fiscal 1997, the Company had a non-recurring gain of $309,000 that was attributable to the settlement of litigation with a former officer and shareholder.  Excluding the effect of such non-recurring gain, the total revenue for 1998 would be  $2,593 greater than the total revenue for 1997

Total revenues for the nine months ended September 30, 1999 were $1,000 whereas for the equivalent period of 1998 the Company had total revenue of $37,000. Total revenue for both nine month periods were solely attributable to revenue from investments.

Costs and Expenses.  Cost and expenses were reduced in 1998 as a result of determined cost control efforts of management.  Costs and expenses for fiscal 1998 totaled approximately $361,097, compared to $462,563 for fiscal 1997.  General and Administrative Expenses for fiscal 1998 were $105,574 less that for fiscal 1997.

Cost and expenses during the nine months ended September 30, 1999 were $311,000 representing an increase of $39,000 from the nine months ended September 30, 1998.

Net Loss.  Consolidated net loss was approximately  $323,282 in 1998, compared to a net loss of $118,341, an increase of approximately  $204,941.  Excluding the effect of the previously mentioned non-recurring gain of $309,000 in fiscal 1997, the Predecessor's net loss in 1998 would be  $104,059 less than the net loss in 1997.

Consolidated net loss was $310,000 for the nine months ended September 30, 1999 which is $75,000 greater than the net loss for the nine months ended September 30, 1998.

Liquidity and Capital Resources – September 30, 1999

The Company's assets as of September 30, 1999 consisted of 301,375 shares of Holdings, 9,739.5 shares (the “Former Parent Stock”) of OptiCare (formerly, Saratoga Delaware), 100% of the stock of both LOI and LEI, furniture fixtures and equipment necessary to continue the business, seismic data and cash.  The Former Parent Stock is indirectly owned by the Company as a result of LEI's Pre-Eye Care Acquisition ownership of shares of Saratoga Delaware.  LEI acquired the Former Parent Stock as consideration for oil and gas operations transferred to the Company.  As a preliminary step to the Eye Care Acquisition, the stock of Saratoga Delaware was split so that each share was exchanged for .06493 shares (a reverse stock split).  The Former Parent Stock was informally pledged as collateral on $100,000 of debt of Saratoga Delaware associated with the Eye Care Acquisition, $20,000 of which had been paid off. With regard to such debt, there is no written agreement and according to the terms of the oral agreement the debt is to be paid over a period of one year, if necessary, at the sole discretion of the Company management, through liquidation of the Former Parent Stock.

Subsequent Operations and Financial Position

Subsequent to September 30, 1999 and through September 30, 2005, the Company’s operations were limited to operation of its interest in the Adcock Farms well.  During those periods, the Company continued to operate at a loss.

The Company, from September 30, 1999 to, and at, September 30, 2005, had limited capital resources and limited operating revenues to support its overhead.  The Company is, and was, dependent upon its principal shareholder to provide financing to support operations and ongoing cost control measures to minimize negative cash flow.  Unless that shareholder continues to provide financing the Company will be required to substantially limit its activities and may be unable to sustain its operations.

Forward-Looking Statements

Statements contained herein that relate to the Company's future performance, including without limitation statements with respect to the Company's anticipated results for any period, shall be deemed forward looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (which does not apply to the Company prior to the effective date of this Registration Statement).  A number of factors affecting the Company's business and operations could cause actual results to differ materially from those contemplated by the forward-looking statements.  Those factors include, but are not limited to, demand and competition for the Company's products and services, changes in the requirements of clients and customers, and changes in general economic conditions that may affect demand for the Company's products and services or otherwise affect results of operations or the value of the Company's assets.  The forward-looking statements that are included in this report were prepared by management and have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements.  Readers of this report should consider these facts in evaluating the information and are cautioned not to place undue reliance on the forward-looking statements contained herein.

ITEM 3.

DESCRIPTION OF PROPERTY

As of September 30, 2005, the Company’s executive offices consist of approximately 200 square feet in Austin, Texas which space is leased on a month-to-month basis at a current rate of $150 per month.  Management anticipates that the Company’s office space will be sufficient for the foreseeable future.

A description of our interests in oil and gas properties is included in “Item 1.  Description of Business.”

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 30, 2005, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the Company's Common Stock held by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group:

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Class

Thomas F. Cooke (3) 1304 Alta Vista Ave Austin, TX 78704	2,220,422	64.1%

Kevin Smith (4) 14003 Cherry Mound Houston, TX 77077	203,643	5.9%

All directors and officers as a group (2 persons)	2,424,065	70.0%

__________

(1)

Unless otherwise indicated, each beneficial owner has both sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group. The number of shares shown as beneficially owned include all options, warrants and convertible securities held by such person, entity or group that are exercisable or convertible within 60 days of September 30, 2005.

(2)

The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options, warrants and convertible securities held by such person, entity or group which are exercisable or convertible within 60 days, but not the exercise or conversion of options, warrants and convertible securities held by others shown in the table.

(3)

Includes 109,148 shares held by June Cooke, Mr. Cooke’s spouse, of which Mr. Cooke disclaims beneficial ownership.

(4)

Includes 20,000 shares held by Sandra Smith, Mr. Smith’s spouse, of which Mr. Smith disclaims beneficial ownership.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth, as of September 30, 2005, the names, ages and offices of the present executive officers and directors of the Company.  The periods during which such persons have served in such capacities are indicated in the description of business experience of such persons below.

Name	Age	Position

Thomas Cooke	56	President, Treasurer and Director
Kevin M. Smith	60	Director

The following is a biographical summary of the business experience of the present directors and executive officers of the Company:

Thomas F. Cooke has served as our president, secretary and treasurer since co-founding the Company in 1990.  In addition to his service as an officer of the Company, Mr. Cooke has been self-employed as an independent oil and gas producer for the last 23 years.

Kevin M. Smith has served as a Director of the Company since 1997.   Mr. Smith has in excess of 35 years experience as an exploration geophysicist.  Since 1984 Mr. Smith's work experience has been exclusively devoted to his own geophysical consulting firm (Kevin M. Smith, Inc.).  Mr. Smith received a Bachelor of Science degree with a dual major of Geology and Geophysics from the University of Houston.  He also did post graduate studies in Geology and Geophysics at the University of Houston.

The Company’s directors serve for a term of one year or until their successors are elected by the shareholders.  The Company’s executive officers are elected by our board of directors and serve terms of one year or until their death, resignation or removal by the board of directors.

Board Committees

The Company does not presently maintain an audit committee or any other committee of our board of directors.  Because we presently have only two directors and do not presently maintain an audit committee, we have no audit committee financial expert.

ITEM 6.

EXECUTIVE COMPENSATION

The following table sets forth information concerning cash and non-cash compensation paid or accrued for services in all capacities to the Company during the year ended December 31, 2004 of each person who served as the Company’s Chief Executive Officer during fiscal 2004 and the next four most highly paid executive officers (the “Named Officers”).

Name and Principal Position	Year	Salary($)	Annual Compensation Bonus($)	Other ($)	Long Term Compensation Stock Options($)

Thomas Cooke	2004	-0-	-0-	-	-
President and	2003	-0-	-0-	-	-
Chief Executive Officer	2002	-0-	-0-	-	-

The Company currently pays no compensation for service of directors.  The Company may consider payment of certain amounts to attract the services of independent directors.

The Company, during 2004 and at September 30, 2005, had no employment agreements with any employees.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 1999, in conjunction with the spin-off of the Company’s stock by Saratoga Delaware and pursuant to the terms of the Eye Care Acquisition, the Company pledged marketable securities to secure certain debt of Saratoga Delaware.

From 1999 through December 31, 2004, Thomas Cooke, the principal officer, director and shareholder of the Company loaned funds to the Company to support operations and, for the foreseeable future, Mr. Cooke continued to advance funds to the Company after 2004 to support operations.  Amounts loaned to the Company by Mr. Cooke, totaling $182,063 at December 31, 2004, bear interest at 12.5% and are repayable on demand.

During 2002, the Company transferred a vehicle to Mr. Cooke, with a net book value of $1,027, and Mr. Cooke assumed the remaining debt on the vehicle, totaling $1,662.

During 2002, Holdings transferred to the Company 100% of the stock of SH2, Inc. in full satisfaction of loans from the Company totaling $65,317.  SH2 has no appreciable assets or operations.  The Company’s principal shareholder and officer also served as principal shareholder and officer of Holdings at the time of the transaction.

ITEM 8.

DESCRIPTION OF SECURITIES

General

The total number of shares of all classes of capital stock which the Company has the authority to issue is 100,100,000 of which (a) 100,000,000 shares are designated as Common Stock, par value $0.001 per share, and (b) 100,000 shares are designated as Preferred Stock, par value $0.001 per share.

Common Stock

Each share of Common Stock of the Company has identical rights and privileges in every respect.  The holders of shares of Common Stock are entitled to vote upon all matters submitted to a vote of the shareholders of the Company and are entitled to one vote for each share of Common Stock held. Subject to the prior rights and preferences applicable to shares of the Preferred Stock, the holders of shares of the Common Stock are entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Company's Board of Directors.

Preferred Stock

There is currently no separate series of Preferred Stock designated. However, shares of the Preferred Stock may be issued from time to time in one or more series.  Except as limited by the Company's Articles of Incorporation, the shares of each series shall have such designations, preferences, limitations, and relative rights, including voting rights, as shall be provided in a resolution or resolutions providing for the issue of such series adopted by the Company's Board of Directors.  In general, the Board of Directors is authorized to establish and designate series of the Preferred Stock, to fix the number of shares   constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series and the variations of the relative rights and preferences as between series, and to increase and to decrease the number of shares constituting each series.  However, the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued.  The relative powers, rights, preferences, and limitations may vary between and among series of Preferred Stock in any and all respects so long as all shares of the same series are identical in all respects, except that shares of any such series issued at different times may have different dates from which dividends thereon cumulate.  The authority of the Board of Directors with respect to each series includes the authority to determine the following:

(a)

the rate or rates and the times at which dividends on the shares of such series shall be paid, the periods in respect of which dividends are payable, the conditions upon such  dividends, the relationship and preferences, if any, of such dividends to dividends payable  on any other class or series of shares, whether or not such dividends shall be cumulative, partially cumulative, or noncumulative;

(b)

whether or not the shares of such series shall be redeemable or subject to repurchase at the option of the Company;

(c)

the rights of the holders of shares of such series in the event of the voluntary or  involuntary liquidation, dissolution, or winding up of the Company and the relationship or preference, if any, of such rights to rights of holders of stock of any other class or series;

(d)

whether or not the shares of such series shall have voting powers and, if such shares shall have such voting powers, the terms and conditions thereof;

(e)

whether or not a sinking fund shall be provided for with regard to the redemption of the shares of such series;

(f)

whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be convertible into stock of any other class or series;

(g)

whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be exchangeable for securities,  indebtedness, or property of the Company.

PART II

ITEM 1.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There is no established trading market in the Company’s Common Stock and no guarantee that a trading market will develop.

As of September 30, 2005, there were approximately 1,363 beneficial holders of our Common Stock.

The Company has not paid any cash dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future.  Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts.  Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

ITEM 2.

LEGAL PROCEEDINGS

None.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On March 29, 1999, the Board of Directors of Saratoga Delaware determined not to engage Hein and Associates ("Hein") to audit Saratoga Delaware's consolidated financial statements as of and for the year ended December 31, 1998.

The reports of Hein on the consolidated financial statements of Saratoga Delaware as of and for the years ended December 31, 1997 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principal.

In connection with Hein's audits as of and for the years ended December 31, 1997 and 1996 and through March 29, 1999, there were no disagreements with Hein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Hein would have caused them to make reference thereto in their reports on the consolidated financial statements as of and for the years ended December 31, 1997 and 1996.

On March 29, 1999 the Board of Directors of Saratoga Delaware formally approved the appointment of Ernst & Young LLP as its independent accountant to audit Saratoga Delaware's consolidated financial statements as of and for the year ended December 31, 1998.  In view of the relationship between Saratoga Delaware and the Company, the Company selected Ernst & Young LLP as its independent auditors.

The determination not to re-appoint Hein as independent accountants was reported by Saratoga Delaware on Form 8-K.  Pursuant to Item 4(a) of Form 8-K and Item 304(a)(3) of Regulation S-K, Saratoga Delaware provided Hein with a copy of the Form 8-K and requested Hein to furnish the Company a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, to state the respects in which Hein did not agree with such statements.  The letter was received and filed with the SEC.

In March 2000, the Company’s Board of Directors decided that the Company would select a regional accounting firm as the Company's principal independent accountant to audit the Company's consolidated financial statements for the 1999 fiscal year; and thus, the Company would not re-appointment Ernst & Young LLP (“E&Y”) as the Company's principal independent account.  However, with regard to completion of the Company's Form 10-SB (which had yet to reach the no comment stage) the Company and E&Y agreed that the Company would continue to employ E&Y.

The reports of E&Y on any of the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with any audits of the Company's financial statements for each of the two fiscal years ended December 31, 1997 and December 31, 1998, and in any subsequent interim period, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the matter in their report.  None of the reportable events listed in Item 304(a)(1)(v) of Regulation S-K occurred with respect to the Company and E&Y.

The determination not to re-appoint E&Y as independent accountants was reported on Form 8-K dated March 23, 2000.  Pursuant to Item 4(a) of Form 8-K and Item 304(a)(3) of Regulation S-K, the Company provided E&Y with a copy of the Form 8-K and requested E&Y to furnish the Company a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, to state the respects in which E&Y does not agree with such statements.  The letter was received and filed with the Form 8-K.

In September 2004, the Company’s Board of Directors approved the appointment of Robnett & Company, LLP as the Company’s principal independent accounting firm.

Prior to the engagement of Robnett & Company, the Company did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. The Company also did not consult with Robnett & Company regarding the type of audit opinion which might be rendered on the Company's financial statements and no oral or written report was provided by Robnett & Company.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Restated Articles of Incorporation, the Company indemnifies any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Corporation Act, as the same exists or may hereafter be amended.

PART F/S

Prior to the closing of the Eye Care Acquisition in August, 1999, the Company was one of four direct, wholly-owned subsidiaries of Saratoga Delaware. The four subsidiaries were the Company, LOI, LEI and Holdings.  Concurrent with or immediately prior to the closing of the Eye Care Acquisition, Saratoga Delaware (i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company;  (ii) spun off the stock of the Company to the shareholders of Saratoga Delaware; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of Saratoga Delaware; those shares in Holdings which were not spun off were  transferred  to the Company.  As a result of these transactions, the Company became the successor of Saratoga Delaware's business.   Thus, the consolidated financial condition and history of the Company is essentially the same as that of Saratoga Delaware, except for (y) the spin-off of Holdings and (z) the requirement that Saratoga Delaware, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash, with no other assets or liabilities.  Accordingly, pursuant to Item 310 of Regulation S-B, the financial statements of the Company included herewith are substantially identical to those of Saratoga Delaware as adjusted to reflect the events described above.

See the Index to Financial Statements appearing at page 18 hereof.

PART III

ITEM 1 AND 2.

INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit

Number

Description of Exhibit

3.1

Restated Articles of Incorporation of Saratoga Resources, Inc. (incorporated by reference to Exhibit 3(i) to the Company’s Registration Statement on Form 10-SB filed with the SEC on October 6, 1999).

3.2

Bylaws of Saratoga Resources, Inc. (incorporated by reference to Exhibit 3(ii) to the Company’s Registration Statement on Form 10-SB filed with the SEC on October 6, 1999).

10.1

Geophysical/Geological Data Review Agreement dated December 1999, between Saratoga Resources, Inc. and Trek Oil and Gas, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 10-SB filed with the SEC on February 16, 2000).

10.2*

Letter Agreement, dated March 22, 1999, between Saratoga Resources, Inc. and DBX Geophysical Corporation.

10.3*

Letter Agreement, dated June 21, 1999, between Saratoga Resources, Inc., Ivy Oil Company and Trek Oil and Gas, Inc.

10.4*

Letter Agreement, dated January 3, 2001, between Saratoga Resources, Inc. and Trek Oil and Gas, Inc.

21.1

List of subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Registration Statement on Form 10-SB filed with the SEC on October 6, 1999).

*

Filed herewith

SIGNATURE

In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SARATOGA RESOURCES, INC.

By: /s/ Thomas F. Cooke

Thomas F. Cooke

Chief Executive Officer

Dated: November 2, 2005

Financial Statements of

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Table of Contents

Independent Auditor’s Report

F-1

Combined Balance Sheet as of  December 31, 1998 and 1997

F-2

Combined Statements of Operations for the years ended December 31, 1998 and 1997

F-3

Combined Statements of Shareholders’ Equity for the years ended December 31, 1998 and 1997

F-4

Combined Statements of Cash Flows for the years ended December 31, 1998 and 1997

F-5

Notes to Combined Financial Statements

F-6

Combined Balance Sheet as of September 30, 1999 (unaudited)

F-13

Combined Statements of Operations for the Three and Nine months ended

 September 30, 1999 and 1998 (unaudited)

F-14

Combined Statements of Cash Flows for the Nine months ended

 September 30, 1999 and 1998 (unaudited)

F-15

Notes to Combined Financial Statements (unaudited)

F-16

Report of Independent Auditors

Board of Directors

Saratoga Resources, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders’ capital and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Resources, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and cash flows for those years then ended in conformity with accounting principles generally accepted in the United States of America.

Robnett & Company, LLP

Austin, Texas

March 24, 2005

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

COMBINED BALANCE SHEETS

December 31, 1998 and 1997

ASSETS

	1998	1997

Current assets:
Cash and cash equivalents	$288,833	$666,081
Marketable securities	10,436	-
Due from affiliated entity	11,300	-
	310,569	666,081

Fixed assets:
Furniture & equipment	56,716	53,205
Accumulated depreciation	(20,157)	(9,030)
	36,559	44,175

Total assets	$347,128	$710,256

LIABILITIES AND STOCKHOLDERS’ CAPITAL

Current liabilities:
Accounts payable & other accrued liabilities	$8,623	$16,527
Long-term debt – current portion	5,000	4,453
	13,623	20,980

Long-term debt:
Long-term debt, net of current portion	16,091	21,432

	29,714	42,412

Stockholders' capital:
Common stock, $0.001 par value, 100,000 shares authorized, 100,000 shares issued and outstanding.	1,000	1,000
Additional paid-in capital	2,491,964	2,491,964
Accumulated deficit	(2,148,402)	(1,825,120)
Accumulated other comprehensive loss	(27,148)	-
	317,414	667,844

Total liabilities and stockholders' capital	$347,128	$710,256

See notes to financial statements.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

COMBINED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1998 and 1997

	1998	1997
REVENUES:
Gain on sale of marketable securities	$18,664	$-
Interest & dividend income	19,151	35,222
Gain from lawsuit	-	309,000
	37,815	344,222

COSTS AND EXPENSES:
Loss from participation agreement	6,878	-
General and Administrative	340,402	445,976
Severance tax	1,241	-
Interest expense	1,449	9,557
Depreciation	11,127	7,030
	361,097	462,563

Net loss	$(323,282)	$(118,341)

Basic earnings per share:	$(3.283)	$(1.183)

Weighted-average number of common shares outstanding	100,000	100,000

See notes to financial statements.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER’S CAPITAL

For the Years Ended December 31, 1998 and 1997

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Retained	Comprehensive
	Amount	Shares	Capital	Deficit	Loss	Total

January 1, 1996	$1,000	100,000	$2,915,567	$(1,706,779)	$-	$1,209,788

Adjustment to capital - lawsuit	-	-	(423,603)	-	-	(423,603)

Net loss	-	-	-	(118,341)	-	(118,341)

December 31, 1997	$1,000	100,000	$2,491,964	$(1,825,120)	$-	$667,844

Net loss	-	-	-	(323,282)	-	-

Unrealized loss on marketable securities	-	-	-	-	(27,148)	-

Comprehensive loss	-	-	-	-	-	(350,430)

December 31, 1998	$1,000	100,000	$2,491,964	$(2,148,402)	$(27,148)	$317,414

See notes to financial statements.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

COMBINED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1998 and 1997

	1998	1997
Cash flows from operating activities
Net loss	$(323,282)	$(118,341)
Adjustments to reconcile net income to net cash provided by operating activities:
Realized holding gains in securities, net	(18,664)	-
Depreciation	11,127	7,030
Decrease in accounts payable	(7,904)	(219,366)
Decrease in accounts receivable	-	75,000
Gain arising from settlement of lawsuit	-	(309,000)
	(338,723)	(564,677)

Cash flow from investing activities:
Cash paid for securities	(61,607)	-
Cash from sale of securities	42,687	-
Cash lent to related parties	(11,300)	-
Cash payments for the purchase of property	(3,511)	(3,771)
	(33,731)	(3,771)

Cash flow from financing activities:
Principal payments on long-term debt	(4,794)	(1,287)
Distribution of capital	-	(114,603)
	(4,794)	(115,890)

Net decrease in cash and equivalents	(377,248)	(684,338)
Cash and equivalents, beginning of year	666,081	1,350,419
Cash and equivalents, end of year	$288,833	$666,081

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest expense	$1,449	$9,557

See notes to financial statements.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

1.   Organization and Summary of Significant Accounting Policies

ORGANIZATION

Saratoga Resources, Inc., a Texas corporation (the “Company”), has historically been engaged in the oil and gas exploration and development of properties located in Texas and Louisiana and is the successor to certain operations of its former parent company, Saratoga Resources, Inc., a Delaware corporation (“Saratoga Delaware”).  The Company succeeded to certain operations of Saratoga Delaware pursuant to the terms of a reorganization described more fully below (see “The Reorganization”).

During 1997, the Company entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million.   The Company was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 break-up fee, which has been recorded as a reduction of general and administrative expenses during 1997.

THE REORGANIZATION

On August 14, 1999, Saratoga Delaware merged with OptiCare Eye Health Centers, Inc. (“OptiCare”), a provider of consulting, administrative and other support services to optometry and ophthalmology eyecare centers located in Connecticut, and with PrimeVision Health, Inc. (“Prime”), a vertically integrated vision services company, whereby each of those companies was merged with two wholly-owned, newly organized subsidiaries of Saratoga Delaware in an all-stock transaction by Saratoga Delaware issuing 97.5% of its common stock to the stockholders of OptiCare and Prime.

The Prime merger was accounted for as a reverse acquisition by Prime of a subsidiary of Saratoga Delaware at book value with no adjustments reflected to historical values.  The OptiCare merger was accounted for by the purchase method of accounting with the excess of purchase price over the estimated fair value of the assets acquired recorded as goodwill.

To satisfy certain conditions of the Prime/OptiCare merger, Saratoga Delaware contributed substantially all of its assets (other than approximately 92% of the capital stock of Saratoga Holdings I, Inc., a Texas corporation (“SHI”), and approximately $130,000 in cash) to the Company, which was a wholly-owned subsidiary of Saratoga Delaware. Saratoga Delaware then distributed to the stockholders of Saratoga Delaware, prior to the effective time of the Prime/OptiCare merger, the following:

(i)

all the capital stock of the Company, and

(ii)

the capital stock of SHI not held by the Company.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

1.   Organization and Summary of Significant Accounting Policies (continued)

Reorganization-continued

Following the Reorganization, the Company continued its operations in the energy industry, utilizing its database for oil and gas prosper evaluation and development.  The Company had its own separate management, control and incentive structure.

Saratoga Delaware filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register up to 8,800,000 shares of its common stock to be issued to the former securities holders of Prime and OptiCare in the Prime/OptiCare merger. The registration statement was declared effective by the Commission as of July 30, 1999.

Saratoga Delaware filed a registration statement on Form SB-2 with the SEC under the Securities Act of 1933 to register the spin-off of approximately 92% of the common stock of its wholly owned subsidiary, SHI, to the stockholders of Saratoga Delaware on a one-for-one basis. The remaining balance was contributed to the Company.

Use of Estimates

The preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Principles of Consolidation

The accompanying combined financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries and the accounts of various subsidiaries of Saratoga Delaware transferred to the Company pursuant to the Reorganization.  The combined financial statements give effect to the Reorganization as if the Reorganization had been completed as of the beginning of each of the periods presented and are substantially identical to those Saratoga Delaware for the periods presented except that the accounts of SHI have been deconsolidated and the Company’s post-Reorganization ownership interest in SHI is shown as an investment at historical cost.  All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

The company considers all investments with maturities of ninety days or less when purchased to be cash equivalents.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

1.   Organization and Summary of Significant Accounting Policies (continued)

Marketable Securities

All marketable securities are classified as available-for-sale. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included as a separate component of stockholders’ equity. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Interest Income.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the assets (five to seven years).  Expenditures for maintenance and repairs are charged to expense, and expenditures which extend the physical or economic life of the assets are capitalized. Gains or losses on disposition of assets are recognized in income and the related assets and accumulated depreciation accounts are adjusted accordingly.

Recognition of Revenues

The Company recognizes net gains and losses arising from its participating interest in the profits and losses of an unaffiliated oil & gas production company in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 69 – Disclosures About Oil and Gas Producing Activities.  As of the date of report, the Company has no capitalized or equity interest in, and has not realized significant net royalties with respect to the participating interest in the profits and losses of the unaffiliated oil & gas production company.  Due to the lack of significant revenue generation and the excessive cost involved in reporting the associated activities, disclosure required by SFAS No. 69 are neither relevant nor reliable and are therefore excluded from this report.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

1.   Organization and Summary of Significant Accounting Policies (continued)

Loss Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted net loss per share is calculated using the weighted average number of common shares outstanding of Common Stock plus dilutive common stock equivalents.  Diluted net loss per share has not been presented as the effect of the assumed exercise of warrants is antidilutive due to the Company’s net loss.  As such, the numerator and the denominator used in computing both basic and diluted pro forma net loss per share allocable to holders of common stock are equal.

Comprehensive Loss

Effective January 1, 1998, the company adopted SFAS No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis.

Total comprehensive loss for the years ended December 31, 1998 and 1997 were as follows:

	1998	1997

Net loss	$(323,282)	$(118,341)
Unrealized loss on marketable securities	(27,148)	-0-
Comprehensive loss	$(350,430)	$(118,341)

Segments

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes reporting standards for a company’s operating segments in annual financial statements and the reporting of selected information about operating segments in financial statements. The adoption of SFAS No. 131 had no effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment.

Concentrations of Credit Risk

The company maintains in a single bank, deposits which exceed the amount of federal deposit insurance available. Management believes the possibility of loss on these deposits in minimal.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

2. Long-Term Debt

As of December 31, 1998 and 1997, long-term debt consisted of a note payable to a bank due in monthly installments of $564, including interest at 10%. The note payable is due August 27, 2002 and is collateralized by an automobile, which is included in the accompanying consolidated balance sheet.  Future maturities of the long-term debt as of December 31,1998 are as follows: $4,919 in 1999; $5,434 in 2000; $6,004 in 2001; and $4,345 in 2002.  Subsequent to December 31, 1998, the automobile was distributed to, and the outstanding debt assumed by, the Company’s principle shareholder.

3. Lease Obligations

At December 31, 1998 the company maintains an office in Austin, Texas on a month-to-month basis at a current rate of $2,175 per month.  The Company also leases an office in Houston, Texas from a director of the Company on a month-to-month basis at no charge.

4. Related Parties

Due from Affiliates

As of December 31, 1998 the Company had loaned funds aggregating $11,300 to Holdings.  Subsequent to December 31, 1998, these loans have been forgiven in exchange for the operations and assets of Holdings. (See Note 6)

5. Income Taxes

As of December 31, 1998 and 1997, the Company had federal net operating loss carry-forwards approximating $405,000 and $88,000 respectfully. The net operating losses will expire beginning in 2012, if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation, if applicable, may result in the expiration of net operating losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes for the years ended December 31 1998 and 1997 are as follows:

Deferred tax asset (liabilities)	1998	1997

Depreciable assets	$(717)	$(717)
Tax carry-forwards	155,414	40,017
Accrual to cash adjustment	3,700	-0-
Total deferred tax assets	158,397	40,000

Valuation allowance for deferred tax assets	(158,397)	(40,000)
Net deferred tax assets (liabilities)	$-0-	$-0-

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

5. Income Taxes – (continued)

The Company has established valuation allowances equal to the net deferred tax assets due to uncertainties regarding their realization.  The valuation allowance increased by approximately $118,000 during the year ended December 31,1998 due to net operating losses which were not benefited.

The reconciliation of generally accepted accounting principles net loss to taxable net loss is as follows:

	1998	1997
GAAP Net Loss	$(323,281)	$(118,341)

Cash to accrual adjustments	6,577	29,602

Taxable Net Loss	$(316,704)	$(88,398)

6. Commitments & Contingencies

Pending Litigation

From May, 1996 to May, 1997, Saratoga Delaware was involved in litigation with Joseph T. Kaminski (“Kaminski”) a former executive officer and director of Saratoga Delaware. As previously reported by Saratoga Delaware in a report filed with the Securities and Exchange Commission, the most recent of which was Form 8-K (filed March 14, 1997), Saratoga Delaware and two of its directors, Thomas F. Cooke and Randall F. Dryer, entered into a settlement agreement and full and final release (“the settlement agreement”) dated March 10, 1997 with Kaminski, in full settlement of all matters concerning the lawsuits.

Pursuant to the terms of the settlement agreement, Kaminski transferred all of his equity interest in Saratoga Delaware, consisting of 2,465,371 shares of common stock and 100,000 stock warrants, to the Predecessor and forgave amounts owed him by the Company of $62,000.

As a result of this settlement, Saratoga Delaware recorded gain of $309,000.  Kaminski also agreed to sell to Saratoga Delaware 8,000 shares of Saratoga Delaware’s Common stock held in trust in exchange for approximately $1,000. Both Saratoga Delaware and Kaminski agreed to release and discharge any and all claims or causes of action of every nature existing between the parties. Accordingly, all claims and counterclaims by and against Saratoga Delaware and its two directors Thomas F. Cooke and Randall F. Dryer were dismissed, and there is no pending litigation against Saratoga Delaware or its directors at December 1997 or 1998.

Saratoga Delaware was plaintiff to a lawsuit, which was dismissed in a court of law in November of 2000.  No gain from this lawsuit was realized.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1998 and 1997

7. Stockholder’s Capital

Preferred stock may be issued from time to time in one or more series.  Prior to each issuance, the Board of directors is authorized to determine the number of shares, relative powers, preferences, rights and qualifications, limitations or restrictions of all shares of such series.  Shares of any series of preferred stock which have been acquired by the Company or which, if convertible or exchangeable, have been converted into or exchanged for shares of authorized and unissued shares of stock of another class, would have the status of authorized and unissued share of preferred stock, subject to the conditions adopted by the Board of Directors of the Company.

Saratoga Delaware issued warrants to a former consultant to purchase 6,667 shares of common stock for an exercise price of 120% of the share price that is offered to the public in any public offering.  These warrants were issued in December, 1993 and have no expiration date.  Saratoga Delaware issued warrants to its Chairman to purchase 100,000 shares of common stock for an exercise price of $1.60 per share.  These warrants were issued in December, 1994 and expire in May, 1999.

8. Subsequent Events

On April 29, 2002, the Company acquired 100% of the outstanding common shares of SH2, Inc., a Texas Corporation (“SH2”), from Holdings, to liquidate related party debt owed to the Company by Holdings.  SH2 had no identifiable assets or operations as of April 29, 2002 and did not materially affect the Company’s financial position, results of operations, or cash flows.

Subsequent to December 31, 1998, operations of the Company have been funded by loans from the Company’s principal shareholder.  As of the date of report, principal and accrued interest of $182,603 and $96,998 respectfully remain outstanding to the principle Shareholder Thomas F. Cooke

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Combined Balance Sheets

(in thousands, except share data)

	September 30, 1999	December 31, 1998
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$6	$289
Marketable securities	11	11
Opticare stock - Lobo Energy	185	-
Investment in Saratoga Holdings	-	1

Total current assets	202	301

Equipment, net of accumulated depreciation	27	36

Total assets	$229	$337

Liabilities and stockholders' equity

Current liabilities:
Accounts payable and accrued liabilities	$29	$10
Current maturities of debt	5	5

Total current liabilities	34	15

Long-term debt, net of current portion	92	16

Stockholders' equity:
Preferred stock, $.001 par value; 100,000 shares authorized	-	-
Common stock, $.001 par value; 100,000,000 shares authorized, 3,465,292 shares issued and outstanding at September 30, 1999 and December 31, 1998	3	3
Additional paid-in capital	2,490	2,490
Accumulated deficit	(2,463)	(2,158)
Treasury stock, at cost	(2)	(2)
Other comprehensive income (loss)	75	(27)

Total stockholders' equity	103	306

Total liabilities and stockholders' equity	$229	$337

See accompanying notes.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Combined Statements of Operations

(in thousands, except share data)

	Three Months Ended September 30		Nine Months Ended September 30
	1999	1998	1999	1998
	(unaudited)		(unaudited)

Revenues:
Gain on sale of marketable Securities	$-	$-	$-	$21
Interest income	-	4	1	16
	-	4	1	37

Costs and expenses:
Depreciation	4	3	9	8
General and administrative	119	75	302	264
	123	78	311	272

Loss before income taxes	(123)	(74)	(310)	(235)

Income tax benefit	-	-	-	-

Net loss	$(123)	$(74)	$(310)	$(235)

Basic and diluted loss per share	$(.04)	$(.02)	$(.09)	$(.07)
Weighted-average number of common shares outstanding	3,466	3,466	3,466	3,466

Total comprehensive loss	$(16)	$(74)	$(208)	$(235)

See accompanying notes.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Combined Statements of Cash Flows

(in thousands)

	Nine Months ended September 30
	1999	1998
	(unaudited)
Operating activities

Net loss	$(310)	$(235)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9	8
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	19	(10)

Net cash used in operating activities	(282)	(237)

Investing activities

Sale of marketable securities	9	-
Other asset additions	(37)	(34)

Net cash used in investing activities	(28)	(34)

Financing activities

Contributed capital	(83)	-
Proceed (payments) on borrowings	76	(2)

Net cash used in financing activities	(7)	(2)

Net decrease in cash and cash equivalents	(283)	(273)
Cash and cash equivalents at beginning of period	289	666

Cash and cash equivalents at end of period	$6	$393

See accompanying notes.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Notes to Combined Financial Statements

(Unaudited)

Nine months ended September 30, 1999

1.

Company Background

On August 14, 1999, Saratoga Resources, Inc. ("Predecessor"), a Delaware corporation, merged with OptiCare Eye Health Centers, Inc. (OptiCare), a provider of consulting, administrative and other support services to optometry and ophthalmology eyecare centers located in Connecticut, and with PrimeVision Health, Inc. (Prime), a vertically integrated vision services company, whereby each of those companies was merged with two wholly-owned, newly organized subsidiaries of the Predecessor in an all-stock  transaction by the Predecessor issuing 97.5% of the Predecessor's common stock to the stockholders of OptiCare and Prime.

The Prime merger was accounted for as a reverse acquisition by Prime of Saratoga, a subsidiary of the Predecessor, at book value with no adjustments reflected to historical values.  The Predecessor's merger with OptiCare was accounted for by the purchase method of accounting with the excess of purchase price over the estimated fair value of the assets acquired recorded as goodwill.

To satisfy certain conditions of the Prime/OptiCare merger, the Predecessor contributed substantially all of its assets (other than approximately 92% of the capital stock of Saratoga Holdings I, Inc., a Texas corporation ("SHI"), and approximately  $130,000 in cash) to Saratoga Resources, a Texas corporation ("Saratoga-Texas"), which was a wholly-owned subsidiary of the Predecessor. The Predecessor then distributed to the stockholders of the Predecessor, prior to the effective time of the Prime/OptiCare merger, the following:

(i)

all the capital stock of Saratoga-Texas, and

(ii)

the capital stock of SHI not held by Saratoga-Texas.

Saratoga-Texas continues its operations in the energy industry, utilizing its database for oil and gas prosper evaluation and development.  Saratoga-Texas has its own separate management, control and incentive structure.

The Predecessor filed a registration statement on Form S-4 with the Securities and Exchange Commission to register up to 8,800,000 shares of its common stock to be issued to the former securities holders of Prime and OptiCare in the Prime/OptiCare merger. The registration statement was declared effective by the Commission as of July 30, 1999.

The Predecessor filed a registration statement on Form SB-2 with the Securities and Exchange Commission  (SEC) under the Securities Act of 1933 to register the spin-off of approximately 92% of the common stock of its wholly owned subsidiary, SHI, to the stockholders of the Predecessor on a one-for-one basis. The remaining balance was contributed to Saratoga-Texas.

2.

Basis of Presentation and Significant Accounting Policies

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas

Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

Notes to Combined Financial Statements (continued)

(Unaudited)

The accompanying unaudited combined financial statements are those of Saratoga-Texas and its subsidiaries, all of which are wholly owned, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B.  Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the periods indicated have been included.  Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The Balance Sheet at December 31, 1998 represents deconsolidated information which has been derived from the audited financial statements of the Predecessor at that date, but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements.  The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of the Predecessor  (including the notes thereto) for the year ended December 31, 1998.  Certain amounts shown in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.

Comprehensive Loss

Effective January 1, 1998, the Predecessor adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total comprehensive loss was as follows (in thousands):

	Three Months ended September 30,		Nine Months ended September 30,
	1999	1998	1999	1998

Net loss	$(123)	$(74)	$(310)	$(235)
Unrealized gain on marketable
Securities	107	-	102	-

Total comprehensive loss	$(16)	$(74)	$(208)	$(235)

4. Income Taxes

The management of Saratoga-Texas has determined that a valuation allowance should be applied against the deferred tax assets related to the net operating losses of Saratoga-Texas due to uncertainty regarding the assets' realizability. The difference between the tax benefit recorded for the nine months ended September 30, 1999 and the benefit calculated at the federal statutory rate is primarily due to the valuation allowance applied against the deferred tax assets.